CUSIP NO: 449730209                                                 Page 1 of 11

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            IMX PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                    449730209
                                 (CUSIP Number)

                            Phillip T. Ridolfo, Esq.
                             Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7993

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 449730209                                                 Page 2 of 11

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William A. Forster
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)     [X]
          (b)     [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          (See Item 3)
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                      [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

--------- ----------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
NUMBER OF
SHARES                        1,159,485
                      ------- --------------------------------------------------
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY
EACH                          1,346,651
                      ------- --------------------------------------------------
REPORTING             9       SOLE DISPOSITIVE POWER
PERSON
WITH                          1,159,485
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              46,651
--------------------- ------- --------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,506,136
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------

CUSIP NO: 449730209                                                 Page 3 of 11


--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Tandilly Company Limited
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)     [X]
          (b)     [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          None (see Item 3)
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Gibraltar
--------- ----------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
NUMBER OF
SHARES                        0
                      ------- --------------------------------------------------
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY
EACH                          400,000
                      ------- --------------------------------------------------
REPORTING             9       SOLE DISPOSITIVE POWER
PERSON
WITH                          400,000
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
--------------------- ------- --------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------- ----------------------------------------------------------------------

CUSIP NO: 449730209                                                 Page 4 of 11

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Omaha Investments Limited
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)     [X]
          (b)     [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          None (see Item 3)
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Gibraltar

--------- ----------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
NUMBER OF
SHARES                        0
                      ------- --------------------------------------------------
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY
EACH                          94,500
                      ------- --------------------------------------------------
REPORTING             9       SOLE DISPOSITIVE POWER
PERSON
WITH                          94,500
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
--------------------- ------- --------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          94,500
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------- ----------------------------------------------------------------------

CUSIP NO: 449730209                                                 Page 5 of 11


--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Benson Holdings Limited
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)     [X]
          (b)     [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          None (see Item 3)
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Gibraltar
--------- ----------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
NUMBER OF
SHARES                        0
                      ------- --------------------------------------------------
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY
EACH                          389,268
                      ------- --------------------------------------------------
REPORTING             9       SOLE DISPOSITIVE POWER
PERSON
WITH                          389,268
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
--------------------- ------- --------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          389,268
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------- ----------------------------------------------------------------------

CUSIP NO: 449730209                                                 Page 6 of 11


--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          East Church Limited
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)     [X]
          (b)     [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          None (see Item 3)
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                    [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Gibraltar
--------- ----------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
NUMBER OF
SHARES                        0
                      ------- --------------------------------------------------
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY
EACH                          16,232
                      ------- --------------------------------------------------
REPORTING             9       SOLE DISPOSITIVE POWER
PERSON
WITH                          16,232
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
--------------------- ------- --------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,232
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------- ----------------------------------------------------------------------

CUSIP NO: 449730209                                                 Page 7 of 11

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          East Asia Development Limited
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)     [X]
          (b)     [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          None (see Item 3)
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TO BE COMPLETED
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
NUMBER OF
SHARES                        0
                      ------- --------------------------------------------------
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY
EACH                          400,000
                      ------- --------------------------------------------------
REPORTING             9       SOLE DISPOSITIVE POWER
PERSON
WITH                          400,000
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
--------------------- ------- --------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------- ----------------------------------------------------------------------

CUSIP NO: 449730209                                                 Page 8 of 11

ITEM 1:  SECURITY AND ISSUER:

         1(a)     Common Stock, $.10 per share par value

         1(b) IMX Pharmaceuticals, Inc., (the "Issuer"), 2295 Corporate Boulevard, Suite 131, Boca Raton, Florida 33431.

ITEM 2:  IDENTITY AND BACKGROUND:

         2(a)- (c)

                  (i) William A. Forster ("Forster") is President and Chief Executive Officer of IMX Pharmaceuticals, Inc. (Issuer), 2295 Corporate Boulevard, Suite 131, Boca Raton, Florida 33431.

                  (ii) Tandilly Company Limited is a Trust organized under the laws of British Virgin Islands. Its principal place of business is c/o Grant Thornton, Suite 944, Europort, Gibraltar.

                  (iii) Omaha Investments Limited is a corporation organized under the laws of Jersey, Channel Islands. Its principal place of business is c/o Grant Thornton, Suite 944, Europort, Gibraltar.

                  (iv) Benson Holdings Limited is a corporation organized under the laws of Jersey, Channel Islands. Its principal place of business is c/o Grant Thornton, Suite 944, Europort, Gibraltar.

                  (v) East Church Limited is a corporation organized under the laws of Gibraltar. Its principal place of business is c/o Grant Thornton, Suite 944, Europort, Gibraltar.

                  (vi) East Asia Development, Ltd., is a limited liability corporation organized under the laws of British Virgin Islands. Its principal place of business is Kensington Chambers, 1st Floor, 50 Kensington Place,
St. Helier, Jersey, Channel Islands.

         Collectively, the individual and entities are hereinafter referred to as the "Reporting Persons."

         2(d)     None

         2(e)     None

         2(f) Forster is a United States citizen. See responses to Item 2(a-c)(ii), (iii), (iv), (v) and (vii) for domiciles of corporate entities.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Effective December 22, 1999, the Issuer's Registration Statement on Form 10 was declared effective by the Securities and Exchange Commission. Thus, the Reporting Persons became subject to the reporting requirements of the Securities Exchange Act of 1934. See Item 4 for description of the transactions also requiring this filing.

ITEM 4:  PURPOSE OF TRANSACTION

         See Item 6 for a discussion to the Stock Purchase Agreements and Escrow Agreements.

         The purpose of the grant of the Irrevocable Limited Proxy to Forster and the transactions contemplated by the Stock Purchase Agreements and Escrow Agreement, is to enable him to cause the removal of certain directors of the Issuer and the election of certain individuals to the board of directors of the Issuer. The Irrevocable Limited Proxy is attached hereto as Exhibit 2 and incorporated by reference herein.

CUSIP NO: 449730209                                                 Page 9 of 11

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         5(a) The Issuer had 5,811,076 shares of Common Stock outstanding as of December 31, 1999. Forster owns 619,616 shares directly, 46,651 indirectly, 520,000 shares which may be acquired pursuant to the exercise of vested stock options and 19,869 shares which may be acquired upon the exercise of warrants to purchase shares of common stock. By reason of the Irrevocable Limited Proxy, he is deemed to have shared voting power of an additional 1,300,000 shares in the aggregate. He may be deemed to be the beneficial owner of 2,506,136 shares or 30.1% of the Issuer's outstanding common stock as of the date of this filing. He does not have voting power of the 1,300,000 shares of common stock subject to the Irrevocable Proxy on any matter other than those specified in the Irrevocable Limited Proxy. See Item 4 for a description of the Irrevocable Limited Proxy. Tandilly Company Limited owns 400,000 shares directly which represents 6.9% of the Issuer's outstanding common stock as of the date of this filing. Omaha Investments Limited owns 94,500 shares directly which represents 1.6% of the Issuer's outstanding common stock as of the date of this filing. Benson Holdings Limited owns 389,268 shares directly which represents 6.7% of the Issuer's outstanding common stock as of the date of this filing. East Church Limited owns 16,232 shares directly which represents .3% of the Issuer's outstanding common stock as of the date of this filing. East Asia Development Limited owns 400,000 shares directly which represents 6.9% of the Issuer's outstanding common stock as of the date of this filing.

         5(b) Forster through the Irrevocable Limited Proxy has the power to vote 2,506,136 shares of common stock of the Issuer. Forster has shared voting power in connection with 1,346,651 shares of common stock. He possesses sole dispositive and voting power with 1,159,485 shares of the Issuer and possesses shared dispositive and voting power in connection with 46,651 shares of common stock. Tandilly Company Limited has sole dispositive and shared voting power as to 400,000 shares of common stock of the Issuer and does not possess any shared dispositive power in connection with the shares of common stock of the Issuer. Omaha Investments Limited has sole dispositive and shared voting power as to 94,500 shares of common stock of the Issuer and does not possess any shared dispositive power in connection with the shares of common stock of the Issuer. Benson Holdings Limited has sole dispositive and shared voting power as to 389,268 shares of common stock of the Issuer and does not possess any shared dispositive power in connection with the shares of common stock of the Issuer. East Church Limited has sole dispositive and shared voting power as to 16,232 shares of common stock of the Issuer and does not possess any shared dispositive power in connection with the shares of common stock of the Issuer. East Asia Development, Ltd. has sole dispositive and shared voting power as to 400,000 shares of common stock of the Issuer and does not possess any shared dispositive power in connection with the shares of common stock of the Issuer.

         5(c) Other than the transactions which are the subject of this Report, no other transactions concerning Issuer's securities have been effected by Reporting Persons within the last 60 days.

         5(d)     Not applicable.

         5(e)     Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Forster has entered into stock purchase agreements with each of the parties named in Item 2 pursuant to which such named parties agree, upon certain conditions having been met, to sell their respective shares of common stock of the Issuer to Forster and/or his assigns for a purchase price equal to $.38 per share. The contemplated stock purchase transactions are subject to an Escrow Agreement. Both the Stock Purchase Agreement and Escrow Agreement are attached to this Report as exhibits and incorporated by reference herein. As part of the consideration received by Forster for his entering into the

CUSIP NO: 449730209                                                Page 10 of 11

stock purchase agreements, each of the selling parties have granted Forster an Irrevocable Limited Proxy. See Item 4 for a description of the Irrevocable Limited Proxy.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

No.           Description:

----------    ------------------------------------------------------------------
1             Form of Stock Purchase Agreement

2.            Form of Irrevocable Limited Proxy

3.            Form of Escrow Agreement

4             Joint Filing Agreement and Power of Attorney

CUSIP NO: 449730209                                                Page 11 of 11



                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2000                            /s/ William A. Forster
---------------------------                 -----------------------------------
Date                                        Signature
                                            Name/Title: William A. Forster

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)